

July 7, 2022

Dale Lynch
Chief Financial Officer
Marketwise, Inc.
1125 N. Charles Street
Baltimore, Maryland 21201

> **Re: Marketwise, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 10, 2022**
> **File No. 001-39405**

Dear Mr. Lynch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Financial Statements
Note 1. Organization
Description of Business and Basis of Presentation, page 79

1. In light of the fact that MarketWise, LLC continues to operate as a separate legal entity, it is unclear why you refer to it as a predecessor. Please revise this characterization or advise us.

2. Summary of Significant Accounting Policies
Basis of Consolidation, page 80

2. We note you disclose the "consolidated financial statements include the accounts of MarketWise and its wholly owned subsidiaries." To avoid confusion, revise your consolidation policy footnote to clearly address the registrant's policies with respect to

partially owned entities and entities consolidated on a basis other than ownership of a majority voting interest. The nature and terms of your arrangements, and your basis for consolidation under GAAP, should be transparent. Address in this disclosure:

- that MarketWise, Inc. is a holding company and has no material assets other than its ownership in MarketWise, LLC;
- the nature and percentage ownership interest held by MarketWise, Inc. in MarketWise, LLC;
- your basis under GAAP for consolidating MarketWise, LLC; and
- your consolidation of Stansberry Pacific Research, a VIE.

<u>Note 17. Shareholders' Equity, page 110</u>

3.   Disclose the details of the MarketWise members' redemption rights associated with the units/Class B common stock, including the nature of any limitations on a cash redemption, and advise us in detail.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology